Henkel

A Brand like a Friend

03 AUG 12 AM 7:21

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf



Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2003-08-08

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "Henkel Sustainability Report singled out – Best report in the consumer goods sector".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

T. Kühn   S. Reißig

dlw 8/12

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 141-2003.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Prof. Dr. Ulrich Lehner (Vorsitzender)
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Dr. Lothar Steinebach,
Knut Weinke


Henkel

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07.08.2003 16:36
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Thema: Press Release "Henkel Sustainability Report singled out"

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Best report in the consumer goods sector", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Henkel Sustainability Report singled out

Best report in the consumer goods sector

An international stakeholder survey has singled out the Henkel Sustainability Report 2002 as the best in the world in the consumer goods sector. In a

comparison of all sectors, the Henkel Sustainability Report was rated among the top ten.

Düsseldorf – In an international Internet survey of non-financial reporting, organized by the communication agencies ECC Kohtes Klewes in Bonn and Fishburn Hedges in London, some 1,700 stakeholders from 88 countries rated the Henkel Sustainability Report as one of the top ten in the world. In the consumer goods sector, the Henkel Sustainability Report occupies first place.

"This confirms how important it us for us not only to practice sustainable development but also to communicate this actively and openly," explained Dr. Wolfgang Gawrisch, the Henkel Group's Chief Technology Officer and Chairman of the Company's Sustainability Council. "Through its brands and technologies, designed for sustainability, Henkel wants to contribute toward building and safeguarding the long-term economic basis of society. In doing so, we want to give equal priority to economic, ecological and social aspects."

The complete "Global Stakeholder Report 2003" (in German) can be downloaded as a PDF file from the Kohtes Klewes website (www.kohtesklewes.de). The English version will be available at the end of September from the Fishburn Hedges website (www.fischburnhedges.com)

"Henkel – A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2002 the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 50,000 employees work for the Henkel Group worldwide. Henkel Brands and Technologies are available in 125 countries.

August 7, 2003

Contact:
Henkel Group
R&D and Sustainability Communications
Wolfgang Zengerling
Phone: 0049-211-797-9336
Fax: 0049-211-798-5598

Jan-Dirk Seiler-Hausmann
Phone: 0049-211-797-9062
Fax: 0049-211-798-5598

Email: press@henkel.com
Internet: press.henkel.com or sd.henkel.com

Presseinformation

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